

June 15, 2020

Willing Biddle
Chief Executive Officer
URSTADT BIDDLE PROPERTIES INC.
321 Railroad Avenue
Greenwich, CT 06830

>   **Re: URSTADT BIDDLE PROPERTIES INC**
>   **Form S-3**
>   **Filed June 8, 2020**
>   **File No. 333-239016**

Dear Mr. Biddle:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Carol B. Stubblefield, Esq.